July 15, 2019

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cara Lubit
Mr. Hugh West
Mr. Lori Empie
Ms. Jessica Livingston
Mr. Michael Clampitt
Mr. Eric Envall

Re:	AssetMark Financial Holdings, Inc.
Registration Statement on Form S-1
Registration No. 333-232312

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-232312) (the “Registration Statement”) of AssetMark Financial Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 P.M. Eastern Time on July 17, 2019, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

[Signature page follows]

Very truly yours,

AssetMark Financial Holdings, Inc.

By:
/s/ Charles Goldman
	Name:	Charles Goldman
	Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]